Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: December 21, 2017

Excerpt from ExchangeWire Q&A with Dan Slivjanovski, CMO, RhythmOne:

RhythmOne has been on an acquisition spree recently, with the latest acquisition being RadiumOne, and YuMe on the horizon. How has this contributed to your overall strategy?

Dan Slivjanovski: Five years ago, the advertising value chain was somewhat simple. Brands worked with agencies that bought media placements from websites that attracted the advertiser’s target audience. Planning and buying of media happened with a handshake, negotiation, and the signing of an IO. With the proliferation of programmatic trading, the value chain has grown more complex. Ad tech extended the chain and solutions like SSPs, exchanges, DSPs, and DMPs entered the picture. While these technologies automate the buying and selling process, they also create complexity by increasing the number of steps between the advertiser and the consumer, taking a share in the process and often diluting ROI for both advertisers and publishers.

What we’re seeing now is an integration and streamlining of the value chain. Point solutions are finding it difficult to thrive alone and are increasingly being subsumed by larger, full-stack offerings. The market is consolidating into a handful of end-to-end marketplaces that have massive network effects and liquidity. These are all entities that have supply-side scale combined with integrated demand solutions. RhythmOne aims to be a credible alternative to these end-to-end players. We believe that the most efficient marketplace removes as many tolls as possible, reducing reliance on third-party intermediaries and delivering material value-add to advertisers.

Our M&A strategy has been one of forward-integration. Some of our recent transactions included the acquisition of exchange technology that helped us unify our supply sources and – through RadiumOne – the integration of a data-driven, performance-focused DSP and DMP. With the acquisition of YuMe, we gain access to a leading data-driven marketing platform, premium inventory (including connected TV), unique consumer insights, cross-screen targeting technology, and established demand relationships. By integrating their technology, supply, and data into our exchange, we will have a sizable audience footprint plugged into a single marketplace. This opens up maximum optionality in terms of how a buyer engages with us, and how they reach their target consumers.

As a result, RhythmOne is one of the few providers that has its sights set on providing a true end-to-end, full stack, technology solution for online advertising.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The exchange offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne is preparing and plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are being prepared but are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.